Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES RESOLUTIONS OF THE GENERAL SHAREHOLDERS MEETING

Medellin, Colombia, March 22, 2019

The General Shareholders Meeting of Bancolombia S.A., held today, approved the management’s annual report for the fiscal year 2018, other regulatory reports submitted for approval by the shareholders and the Bank’s audited non-consolidated and consolidated financial statements with the accompanying notes for the fiscal year 2018.

The documentation approved by the Shareholders can be viewed at the following link to our website: https://www.grupobancolombia.com/wps/portal/acerca-de/informacion-corporativa/gobierno-corporativo/informe-gestion

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837